March 20, 2015

Via Email

Mr. Brian Cascio

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N. E.

Washington, DC 20549

Re:	Avago Technologies Limited
Form 10-K for the fiscal year ended November 2, 2014
Filed December 29, 2014
Form 8-K dated February 25, 2015
File No. 001-34428

Dear Mr. Cascio:

This letter is in response to your March 17, 2015 letter addressed to our Chief Financial Officer, Anthony E. Maslowski. For your convenience, we have included your comment along with our response to the comment.

Form 8-K dated February 25, 2015

1.	We note on page 8 of Exhibit 99.1 that you present non-GAAP information in a format similar to an income statement. Please tell us how your presentation considers the guidance set forth in Compliance and Disclosure Interpretation 102.10.

In preparing page 8 of Exhibit 99.1 to the Form 8-K referenced in the Staff’s comment, we respectfully advise the Staff that we considered the guidance set forth in Compliance and Disclosure Interpretation 102.10. We respectfully submit to the Staff that the data on the referenced page presents only certain non-GAAP income statement metrics that we believe are helpful to investors. We further submit that the GAAP statement of operations data (from which the non-GAAP numbers are derived) immediately precedes the selection of non-GAAP financial measures presented on page 8, in order to ensure the prominence of the GAAP measures as compared to that of the non-GAAP financial measures.

However, in light of the Staff’s comment, beginning with the earnings release for our fiscal quarter ending May 3, 2015, we will cease to present separately the selection of non-GAAP financial measures that appear on page 8 of Exhibit 99.1 referenced in the Staff’s comment.

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Brian Cascio

March 20, 2015

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me directly if you have any questions at (408) 435-4401.

Very truly yours,

/s/ Anthony E. Maslowski

Anthony E. Maslowski

Chief Financial Officer